SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of March 31, 2013 together with Independent Auditors’ Limited Review Report

FINANCIAL STATEMENTS AS OF MARCH 31, 2013 TOGETHER WITH INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT.

BALANCE SHEETS AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 18)

-Stated in thousands of pesos-

	03-31-2013	12-31-2012
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,855,091	1,879,430
Due from banks and correspondents	5,699,552	6,715,530

Argentine Central Bank (BCRA)	5,584,256	6,581,691
Other local	5,494	267
Foreign	109,802	133,572

	7,554,643	8,594,960

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	1,647,321	1,829,927
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	2,641,160	2,201,676
Investments in listed private securities (Exhibit A)	142	187
Less: Allowances (Exhibit J)	191	188

	4,288,596	4,031,766

C. LOANS:
To government sector (Exhibits B, C and D)	39,314	35,067
To financial sector (Exhibits B, C and D)	2,337,549	2,348,305

Interfinancial – (Call granted) Other financing to local financial institutions Interest and listed-price differences accrued and pending collection	187,000 1,733,465 417,084	175,319 1,795,844 377,142
To non financial private sector and residents abroad (Exhibits B, C and D)	26,917,471	25,632,160

Overdraft	6,402,371	5,097,179
Discounted instruments	4,041,005	4,240,993
Real estate mortgage	908,456	877,775
Collateral Loans	848,371	783,253
Consumer	5,019,452	4,772,722
Credit cards	4,888,590	4,729,243
Other	4,464,643	4,785,893
Interest and listed-price differences accrued and pending collection	420,901	418,515
Less: Interest documented together with main obligation	76,318	73,413
Less: Allowances (Exhibit J)	538,947	497,041

	28,755,387	27,518,491

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	581,789	537,997
Amounts receivable for spot and forward sales to be settled	442,132	931
Instruments to be received for spot and forward purchases to be settled	38,785	18
Unlisted corporate bonds (Exhibits B, C and D)	2,732	15,973
Non-deliverable forward transactions balances to be settled	27,059	9,424
Other receivables not covered by debtor classification regulations	—,—	404
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	137,270	121,266
Less: Allowances (Exhibit J)	871	950

	1,228,896	685,063

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,156,003	1,064,322
Interest accrued pending collection (Exhibits B, C and D)	19,606	14,557
Less: Allowances (Exhibit J)	13,716	12,400

	1,161,893	1,066,479

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	233,174	208,242
Other (Note 5.a.) (Exhibit E)	125,529	120,023

	358,703	328,265

G. OTHER RECEIVABLES:
Other (Note 5.b.)	1,178,922	1,072,722
Other interest accrued and pending collection	8,561	6,114
Less: Allowances (Exhibit J)	360,450	293,320

	827,033	785,516

H. PREMISES AND EQUIPMENT (Exhibit F):	601,031	619,441

I. OTHER ASSETS (Exhibit F):	33,105	26,294

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	111,888	117,193

	111,888	117,193

K. SUSPENSE ITEMS:	10,735	10,630

TOTAL ASSETS:	44,931,910	43,784,098

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 18)

-Stated in thousands of pesos-

	03-31-2013	12-31-2012
LIABILITIES:
L. DEPOSITS (Exhibits H and I):
Government sector	1,961,923	2,122,608
Financial sector	28,100	18,787
Non financial private sector and residents abroad	32,972,933	32,029,647

Checking accounts	8,629,349	8,806,002
Savings deposits	9,742,051	9,816,292
Time deposits	13,803,098	12,634,057
Investments accounts	6,454	6,929
Other	640,535	639,281
Interest and listed-price differences accrued payable	151,446	127,086

	34,962,956	34,171,042

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	53,117	51,936

Other	53,117	51,936
Banks and International Institutions (Exhibit I)	54,081	262,770
Unsubordinated corporate bonds (Exhibit I)	148,900	334,093
Amounts payable for spot and forward purchases to be settled	38,874	18
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	458,455	926
Financing received from Argentine financial institutions (Exhibit I)	7,289	750

Interfinancial – (Call granted)	6,500	—,—
Other financing from local financial institutions	781	750
Interest accrued payable	8	—,—
Non-deliverable forward transactions balances to be settled	573	702
Other (Note 5.c.) (Exhibit I)	1,601,945	1,881,133
Interest and listed-price differences accrued payable (Exhibit I)	7,060	10,943

	2,370,294	2,543,271

N. OTHER LIABILITIES:
Other (Note 5.d.)	1,531,918	1,360,425

	1,531,918	1,360,425

O. ALLOWANCES (Exhibit J):	576,010	557,417

P. SUSPENSE ITEMS:	14,644	20,007

TOTAL LIABILITIES:	39,455,822	38,652,162

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	5,476,088	5,131,936

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	44,931,910	43,784,098

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish – See note 18)

-Stated in thousands of pesos-

	03-31-2013	12-31-2012
DEBIT ACCOUNTS
Contingent
- Borrowings (unused balances)	46,350	43,950
- Guaranties received	7,129,059	6,007,360
- Contra contingent debit accounts	850,163	896,169

	8,025,572	6,947,479

Control
- Receivables classified as irrecoverable	394,541	362,814
- Other (Note 5.e.)	68,600,432	65,918,830
- Contra control debit accounts	1,049,656	1,639,047

	70,044,629	67,920,691

Derivatives (Exhibit O)
- “Notional” amount of non-deliverable forward transactions	5,764,197	3,452,819
- Interest rate SWAP	1,133,109	1,111,157
- Contra derivatives debit accounts	5,231,966	2,865,678

	12,129,272	7,429,654

For trustee activities
- Funds in trust	6,582	6,585

	6,582	6,585

TOTAL	90,206,055	82,304,409

CREDIT ACCOUNTS
Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	307,313	322,959
- Guaranties provided to the BCRA	115,255	131,094
- Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	140,228	188,521
- Other guaranties given non covered by debtor classification regulations	190,790	177,080
- Other covered by debtor classification regulations (Exhibits B, C and D)	96,577	76,515
- Contra contingent credit accounts	7,175,409	6,051,310

	8,025,572	6,947,479

Control
- Items to be credited	897,406	1,404,173
- Other	152,250	234,874
- Contra control credit accounts	68,994,973	66,281,644

	70,044,629	67,920,691

Derivatives (Exhibit O)
- “Notional” amount of non-deliverable forward transactions	5,231,966	2,865,678
- Contra derivatives credit accounts	6,897,306	4,563,976

	12,129,272	7,429,654

For trustee activities
- Contra credit accounts for trustee activities	6,582	6,585

	6,582	6,585

TOTAL	90,206,055	82,304,409

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 18)

-Statd in thousands of pesos-

	03-31-2013	03-31-2012
A. FINANCIAL INCOME
Interest on cash and due from banks	54	—,—
Interest on loans to the financial sector	112,882	93,738
Interest on overdraft	260,399	152,690
Interest on discounted instruments	164,617	134,566
Interest on real estate mortgage	35,731	30,337
Interest on collateral loans	49,970	29,354
Interest on credit card loans	198,617	140,697
Interest on other loans	468,284	360,177
Interest on other receivables from financial transactions	9,288	9,777
Interest on financial leases	47,107	36,602
Income from secured loans - Decree 1387/01	2,200	1,014
Net income from government and private securities	174,713	147,516
Net income from options	—,—	1,021
Indexation by benchmark stabilization coefficient (CER)	38,809	32,144
Gold and foreign currency exchange difference	54,692	43,654
Other	76,071	54,173

	1,693,434	1,267,460

B. FINANCIAL EXPENSE
Interest on savings deposits	3,154	2,866
Interest on time deposits	459,979	397,568
Interest on interfinancial financing (call received)	382	1,141
Interest on other liabilities from financial transactions	16,920	19,034
Other interest	1,415	3,273
Indexation by CER	35	48
Contribution to the deposit guarantee fund	14,648	12,684
Other	98,317	55,947

	594,850	492,561

GROSS INTERMEDIATION MARGIN – GAIN	1,098,584	774,899

C. ALLOWANCES FOR LOAN LOSSES	87,858	55,786

D. SERVICE CHARGE INCOME
Related to lending transactions	227,469	162,110
Related to liability transactions	255,521	206,207
Other commissions	22,522	21,897
Other (Note 5.f.)	173,392	119,676

	678,904	509,890

E. SERVICE CHARGE EXPENSE
Commissions	132,793	83,797
Other (Note 5.g.)	65,881	45,800

	198,674	129,597

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 18)

-Stated in thousands of pesos-

	03-31-2013	03-31-2012
F. ADMINISTRATIVE EXPENSES
Payroll expenses	516,339	406,347
Fees to Bank Directors and Supervisory Committee	998	523
Other professional fees	9,962	7,157
Advertising and publicity	46,537	25,172
Taxes	74,686	49,432
Fixed assets depreciation	22,673	18,389
Organizational expenses amortization	11,264	8,732
Other operating expenses	124,176	93,985
Other	94,885	70,550

	901,520	680,287

NET GAIN FROM FINANCIAL TRANSACTIONS	589,436	419,119

G. OTHER INCOME
Income from long-term investments	30,414	21,533
Punitive interests	2,509	1,681
Loans recovered and reversals of allowances	21,487	15,922
Other (Note 5.h.)	84,282	133,878

	138,692	173,014

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	9	15
Charge for uncollectibility of other receivables and other allowances	96,713	94,195
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	13,357 76	3,594 110
Other	11,121	8,901

	121,276	106,815

NET GAIN BEFORE INCOME TAX	606,852	485,318

I. INCOME TAX (Note 4.1)	262,700	244,800

NET INCOME FOR THE PERIOD	344,152	240,518

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 18)

-Stated in thousands of pesos-

	2013							2012
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	536,878	182,511	312,979	1,243,136	1,592,753	1,263,679	5,131,936	3,868,257
2. Net income for the period	—,—	—,—	—,—	—,—	—,—	344,152	344,152	240,518

3. Balance at the end of the period	536,878	182,511	312,979	1,243,136	1,592,753	1,607,831	5,476,088	4,108,775

(1)	Adjustments to stockholders’ equity refers to Adjustment to Capital Stock.

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 18)

-Stated in thousands of pesos-

	03-31-2013	03-31-2012
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	9,120,988 (1)	6,667,627 (1)
Cash and cash equivalents at the end of the period	8,167,880 (1)	6,959,088 (1)

Net (decrease) / increase in cash and cash equivalents	(953,108)	291,461

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	(67,899)	(42,429)
- Loans	257,631	577,755

to financial sector	123,704	(41,024)
to non-financial public sector	(2,600)	7,762
to non-financial private sector and residents abroad	136,527	611,017
- Other receivables from financial transactions	(50,904)	(32,262)
- Receivables from financial leases	(95,414)	10,671
- Deposits	210,131	3,980

to financial sector	9,313	(11,819)
to non-financial public sector	(160,756)	194,303
to non-financial private sector and residents abroad	361,574	(178,504)
- Other liabilities from financial transactions	(261,619)	48,647

Financing from financial or interfinancial sector (call received)	6,500	(84,000)
Others (except liabilities included in Financing Activities)	(268,119)	132,647
Collections related to service charge income	675,231	506,232
Payments related to service charge expense	(193,455)	(128,438)
Administrative expenses paid	(825,542)	(653,951)
Organizational and development expenses paid	(8,246)	(6,580)
Net collections from punitive interest	2,500	1,666
Differences from judicial resolutions paid	(3,734)	(3,594)
Collections of dividends from other companies	2,083	21
Other collections related to other income and expenses	87,542	138,859

Net cash flows (used in) / provided by operating activities	(271,695)	420,577

Investment activities
Net (payments) / collections from premises and equipment	(4,263)	19,263
Net (payments) / collections from other assets	(6,887)	1,123
Collections from sales of ownership interests in other companies	—,—	14,733
Other payments from investment activities	(117,793)	(46,008)

Net cash flows used in investment activities	(128,943)	(10,889)

Financing activities
Net collections / (payments) from:
- Unsubordinated corporate bonds	(185,193)	148,900
- Argentine Central Bank	1,159	(960)

Other	1,159	(960)
- Banks and international agencies	(208,689)	(59,255)
- Financing received from local financial institutions	31	26
Other payments related to financing activities	(159,832)	(206,938)

Net cash flows used in financing activities	(552,524)	(118,227)

Financial results and results from holdings of cash and cash equivalents (including interest)	54	—,—

Net (decrease) / increase in cash and cash equivalents	(953,108)	291,461

(1)	See note 16 “Statements of cash and cash equivalents flow”

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2013, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2012, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its main place of business in Buenos Aires, Argentina, and operates a 244-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.‘s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.94% of the corporate stock as of March 31, 2013.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total
Capital Stock as of December 31, 2008:				471,361
03-27-2009	10-05-2009	(1)	65,000	536,361
03-30-2011	09-14-2011	(2)	517	536,878	(3)
03-26-2012		(4)	50,410
03-26-2012		(4)	(50,410)	536,878

(1)	For payment of share dividend.

(2)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.

(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

(4)	Due to the merger of Inversora Otar S.A. into BBVA Francés. The issuance of 50,410,182 shares will take place as soon as the merger has been registered with the Public Registry of Commerce and immediately afterwards, BBVA Francés will cancel the 50,410,182 shares that it owns (see note 1.3).

1.3	Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the fiscal year ended December 31, 2011, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares will be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés will cancel the 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to fix April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390,971 and 5,668, respectively.

As of the date of issuance of these financial statements, the decisions adopted shall be subject to the approval of the competent authorities.

Additionally, and as a result of the above-mentioned merger by absorption, BBVA Francés took over Aplica Soluciones Argentina S.A. Following this company’s liquidation proceedings, on December 21, 2012, BBVA Francés received 2,602 representative of its ownership interest in the referred company. As of the date of issuance of these financial statements, the company’s de-registration from the RPC was still pending.

1.4	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement Nr. 6 (modified by Technical Pronouncement Nr. 19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

According to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and according to CNV General Resolution Nr. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution Nr. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Francés applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2012, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of March 31, 2012.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2013 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of March 31, 2013 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of March 31, 2013 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of March 31, 2013 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of March 31, 2013 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realization values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of March 31, 2013 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of March 31, 2013 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Securities: with Holdings booked at fair value and Instruments issued by BCRA at fair value: as of March 31, 2013, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2013 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of March 31, 2013 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of March 31, 2013 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: were valued by applying the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A., Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint basis.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law Nr. 25,561, Decree Nr. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of March 31, 2013 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,391,868 and 1,378,511, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law Nr. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of March 31, 2013 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of March 31, 2013, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for the period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of March 31, 2013 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

•

As of March 31, 2013 and the end of the previous fiscal year, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of March 31, 2013 and 2012, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	03-31-2013	03-31-2012
Net income for the period	344,152	240,518
Earning per share for the three-month period – (stated in pesos)	0.64	0.45

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 322,000 and 256,900 as of March 31, 2013 and the end of the previous fiscal year, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of March 31, 2013 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the professional accounting standards currently in force, the stockholders’ equity would have increased in 10,210 and 8,940, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended March 31, 2013 and 2012 would have been 1,270 (income) and 19,419 (income), respectively.

4.	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of March 31, 2013 and 2012, the Bank recorded 262,700 and 244,800, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of March 31, 2013 and the end of the previous fiscal year, the Bank has booked 538,590 and 408,136, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of March 31, 2013 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 322,000 and 256,900, respectively. Such amounts are made up as follows:

	03-31-2013	12-31-2012
Deferred tax assets	455,500	453,500
Deferred tax liabilities	(133,500)	(196,600)

Net deferred assets	322,000	256,900
Allowance	(322,000)	(256,900)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law Nr. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law Nr. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of March 31, 2013 and 2012, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3.	Other tax issues

a)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution Nr. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order Nr. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Entity adhered to a scheme of payment in instalments that was cancelled on October 4, 2010.

b)	On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution No. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution No. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank lodged an appeal for reconsideration against Resolution No. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	03-31-2013	12-31-2012
a) INVESTMENTS IN OTHER COMPANIES
In controlled companies - supplementary activities	86,083	82,921
In other non-controlled companies - unlisted	21,904	20,045
In non-controlled companies-supplementary activities	17,542	17,057

Total	125,529	120,023

	03-31-2013	12-31-2012
b) OTHER RECEIVABLES
Tax prepayments (1)	340,667	271,226
Guarantee deposits	305,679	290,105
Miscellaneous receivables	187,640	155,070
Loans to personnel	187,274	188,260
Prepayments	153,655	163,937
Other	4,007	4,124

Total	1,178,922	1,072,722

(1)	As of March 31, 2013 and the end of the previous fiscal year, it includes the deferred tax asset for 322,000 and 256,900, respectively (see note 4.1.).

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
Accounts payable for consumption	705,403	757,046
Other withholdings and collections at source	261,824	418,158
Collections and other operations for the account of third parties	239,035	258,616
Money orders payable	175,231	197,243
Social security payment orders pending settlement	59,204	7,547
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	43,154	46,520
Pending Banelco debit transactions	30,595	105,288
Loans received from Interamerican Development Bank (IDB)	6,782	8,204
Other	80,717	82,511

Total	1,601,945	1,881,133

d) OTHER LIABILITIES
Accrued taxes	681,845	517,121
Miscellaneous payables	411,572	467,344
Accrued salaries and payroll taxes	343,895	301,854
Amounts collected in advance	93,716	73,173
Other	890	933

Total	1,531,918	1,360,425

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL
Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	42,521,634	41,951,890
Items in safekeeping	22,494,958	20,087,305
Checks not yet credited	2,660,831	2,756,890
Collections items	450,250	495,183
Checks drawn on the Bank pending clearing	337,046	515,628
Other	135,713	111,934

Total	68,600,432	65,918,830

	03-31-2013	03-31-2012
f) SERVICE CHARGE INCOME
Commissions for hiring of insurances	75,405	56,646
Commissions for loans and guaranties	35,945	17,700
Rental of safe-deposit boxes	24,440	22,015
Commissions for escrow	6,220	3,021
Commissions for transportations of values	5,044	4,022
Commissions for salary payment	2,217	2,321
Commissions for capital market transactions	2,173	833
Commissions for trust management	238	196
Other	21,710	12,922

Total	173,392	119,676

g) SERVICE CHARGE EXPENSE
Turn-over tax	49,300	32,930
Insurance paid on lease transactions	10,750	7,708
Other	5,831	5,162

Total	65,881	45,800

h) OTHER INCOME
Deferred income tax (1)	65,100	79,000
Interest on loans to personnel	6,986	6,478
Related parties expenses recovery	4,669	4,146
Income from the Credit Card Guarantee Fund	2,623	4,067
Rent	540	557
Gain from the sale of premises and equipment and other assets	43	36,902
Other	4,321	2,728

Total	84,282	133,878

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defences, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law Nr. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law Nr. 25,246.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect.

7.	RESTRICTIONS ON ASSETS

As of March 31, 2013 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 115,243 in peso-denominated fixed rate Argentine Central Bank Bills and 131,081 in bonds issued by the Argentine Government maturing in 2014, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)	The Bank appropriated 37,205 and 37,122, respectively, in bonds issued by the Argentine Government maturing in 2014, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 153,522 and 139,895, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 711,806 and 652,822, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW Nr. 19,550)

The balances as of March 31, 2013 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2013	2012	2013	2012	2013	2012
BBVA	32,939	38,153	33,404	27,174	32,436	103,742
BBVA Francés Valores Sociedad de Bolsa S.A	—,—	—,—	2,599	2,066	6,759	5,355
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	—,—	1	93	416	57,131	61,582
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	874	234	27,971	27,987	33,351	25,293
BBVA Consolidar Seguros S.A.	14,701	14,380	4,959	25,898	10,310	—,—
PSA Finance Argentina Cía. Financiera S.A.	943,051	899,724	2,935	7,860	273,333	272,500
Rombo Cía. Financiera S.A.	741,823	735,300	8,412	1,623	364,725	330,725

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 10.2394% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. As of March 31, 2013 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,405 and 2,409, respectively, considering its recoverable value.

The Bank recorded the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,177 and 4,176 as of March 31, 2013 and the end of the previous fiscal year, respectively.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non Financial Trusts

The Bank acts as trustee in 22 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 108,405 and 105,824 as of March 31, 2013 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 (approved by the CNV by Resolution Nr. 16,010 dated November 6, 2008); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

Lastly, on April 9, 2013, the Ordinary and Extraordinary Stockholders’ Meeting of BBVA Francés resolved to extend the life of the Global Program of Corporate Bonds for an additional 5 (five) year term.

On June 23, 2011, the Bank approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to $ 250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the Argentine Central Bank (BCRA) regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the grant of personal loans.

On November 9, 2011, the Bank approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to $ 200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 148,900 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.44% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the Argentine Central Bank (BCRA) regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On April 18, 2012, the Bank approved the issuance of Class 3 of its Corporate Bonds under the Program for a principal amount not in excess of $ 300,000,000. On September 7, 2012, placement of such Class 3 Corporate Bonds was declared vacant.

On December 11, 2012, the Bank approved the issuance of Class 4 of its Corporate Bonds under the Program for a principal amount not in excess of $ 200,000,000.

As of March 31, 2013 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 154,207 (in connection with Class 2 of the Corporate Bonds) and 341,395 (in connection with Class 1 and 2 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of March 31, 2013:

a)	Interest rate swaps for 1,035,661 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 50,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 2 years for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 6,321 as income for the period.

The estimated fair value of said instruments amounts to 13,852 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts—Debit Accounts – Derivatives – Interest rate swap” for 1,085,661.

b)	Interest rate swap for 47,448 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts—Debit Accounts –Derivatives – Interest rate SWAP” for 47,448.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,764,197 and 5,231,966, which are recorded under “Memorandum Accounts—Debit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts—Credit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 28,311 as income for the period.

d)	Forward sales due to BCRA Bills repurchase agreements for 376,099, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 21,563 as income for the period.

e)	The Bank does not carry any balances associated to reverse repos in force at March 31, 2013. However, the transactions conducted at March 31, 2013 have yielded a 36 loss at the end of the period.

II.	Transactions as of December 31, 2012:

a)	Interest rate swaps for 1,062,151 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 18,845 as income for the fiscal year.

The estimated fair value of said instruments amounts to 11,654 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts- Debit Accounts – Derivatives – Interest rate swap” for 1,062,151.

b)	Interest rate swap for 49,006 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts- Debit Accounts –Derivatives – Interest rate SWAP” for 49,006.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 3,452,819 and 2,865,678, which are recorded under “Memorandum Accounts - Debit Accounts- Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 58,806 as income for the fiscal year.

d)	The Bank does not carry balances from transactions involving options outstanding as of December 31, 2012. However, the transactions conducted as of December 31, 2012 have generated the amount of 255 as income for the fiscal year.

e)	The Bank does not carry any balances associated to repos or reverse repos in force at December 31, 2012. However, the transactions conducted at December 31, 2012 have yielded a 68,782 income and a 1,485 loss, respectively, at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of March 31, 2013 and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions Nr. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of March 31, 2013 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU”, “FBA Renta Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the Argentine Central Bank, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 1,639,401 and 1,461,374, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts - Control - Other”.

The Investment Funds’ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	03-31-2013	12-31-2012
FBA Acciones Globales	54,224	53,791
FBA Total	20,958	19,087
FBA Renta	22,432	19,944
FBA Renta Pesos	1,474,667	1,497,666
FBA Renta Dólares	7,237	6,205
FBA Bonos Latinoamericanos	27,435	18,505
FBA Calificado	87,686	83,006
FBA Internacional	1,191	947
FBA Ahorro Dólares	17,115	14,745
FBA Renta Fija	21,855	20,456
FBA Ahorro Pesos	497,824	444,287
FBA Renta Premium	12,181	10,805
FBA Europa (*)	9,264	6,732
FBA Horizonte	36,321	31,008
FBA EEUU (*)	32,629	19,801
FBA Renta Corto Plazo	485	471
FBA Acciones Latinoamericanas	32,306	24,116
FBA Bonos Argentina	5,331	7,648
FBA Brasil	30,171	25,131
FBA México	—,—	92
FBA Commodities	78	66
FBA Acciones Argentinas	307	265
FBA Bonos Globales	100	88

Total	2,391,797	2,304,862

(*)	On March 27, 2013, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión decided to start the process of liquidation of these Investment Funds pursuant to CNV Resolution Nr. 617/13.

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	On April 9, 2013, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the allocation of earnings as follows:

•	To Legal Reserve: 252,736

•	To Voluntary reserve for future distributions of income: 1,010,943

b)	In accordance with Communications “A” 5072 and 5273, issued on May 6, 2010 and January 27, 2012, respectively, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of March 31, 2013:

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	217,504
BCRA Checking Account	3,678,111
Special social security accounts	55,035
Franchises	107,363

TOTAL	4,058,013

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	20,773
BCRA Checking Account	1,807,333

TOTAL	1,828,106

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	42,870

TOTAL	42,870

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-13	12-31-12	03-31-12	12-31-11
a) Cash and due from banks	7,553,736	8,594,068	6,680,475	6,344,061
b) Government securities	114,519	100,301	103,766	77,873
c) Loans to financial sectors, call granted maturity date less than three months as from the end of each period or fiscal year	499,625	426,619	174,847	245,693

CASH AND CASH EQUIVALENTS	8,167,880	9,120,988	6,959,088	6,667,627

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each period or fiscal year date.

17.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

18.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 03-31-2013	Book balance as of 12-31-2012	Position without options	Final position
GOVERNMENT SECURITIES
Government securities at fair value
Local
In pesos
Secured Bonds due 2020	2423		980,605		980,605	980,605
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (1)	5439		509,292		509,292	509,292
Secured Bonds due 2018	2405		153,186		153,186	153,186
Other			4,238		32,998	32,998

Subtotal in pesos			1,647,321	1,829,927	1,676,081	1,676,081

In foreign currency
Other			—,—		2,789	2,789

Subtotal in foreign currency			—,—	—,—	2,789	2,789

Subtotal Government securities at fair value			1,647,321	1,829,927	1,678,870	1,678,870

Government securities at amortized cost

Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

(1)	Holdings received in exchange for secured loans.

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 03-31-2013	Book balance as of 12-31-2012	Position without options	Final position
Instruments issued by the BCRA
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 07-17-13	46285		302,512		302,512	302,512
Argentine Central Bank Internal Bills due 04-10-13	46238		298,976		298,976	298,976
Argentine Central Bank Internal Bills due 09-11-13	46289		154,555		154,555	154,555

Subtotal at fair value			756,043	15,614	756,043	756,043

Repurchase transactions
Argentine Central Bank Internal Bills due 10-30-13	46216		150,841		—,—	—,—
Argentine Central Bank Internal Bills due 06-19-13	46261		48,025		—,—	—,—
Argentine Central Bank Internal Bills due 05-15-13	46278		44,249		—,—	—,—
Argentine Central Bank Internal Bills due 05-08-13	46217		39,923		—,—	—,—
Argentine Central Bank Internal Bills due 04-24-13	46292		39,692		—,—	—,—
Argentine Central Bank Internal Bills due 08-14-13	46304		38,443		—,—	—,—
Other			14,926		—,—	—,—

Subtotal repurchase transactions			376,099	—,—	—,—	—,—

At amortized cost
Argentine Central Bank Internal Bills due 05-08-13	46217		296,037		296,037	296,037
Argentine Central Bank Internal Bills due 08-21-13	46272		284,671		284,671	284,671
Argentine Central Bank Internal Bills due 09-04-13	46263		283,019		283,019	283,019
Argentine Central Bank Internal Bills due 06-05-13	46230		195,304		195,304	195,304
Argentine Central Bank Internal Bills due 01-22-14	46294		107,283		107,283	107,283
Argentine Central Bank Internal Bills due 06-19-13	46261		97,165		97,165	97,165
Argentine Central Bank Internal Bills due 12-11-13	46271		90,586		90,586	90,586
Argentine Central Bank Internal Bills due 05-22-13	46190		73,692		73,692	73,692
Argentine Central Bank Internal Bills due 08-14-13	46304		28,510		28,510	28,510
Argentine Central Bank Internal Bills due 10-09-13	46305		23,222		23,222	23,222
Other			29,529		29,529	29,529

Subtotal at amortized cost			1,509,018	2,186,062	1,509,018	1,509,018

Subtotal instruments issued by the BCRA			2,641,160	2,201,676	2,265,061	2,265,061

TOTAL GOVERNMENT SECURITIES			4,288,645	4,031,767	3,944,095	3,944,095

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 03-31-2013	Book balance as of 12-31-2012	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Local
In foreign currency
Petrobrás Energía Corporate Bonds	40668		70		70	70

Subtotal in foreign currency			70	119	70	70

Subtotal Other debt instruments			70	119	70	70

Other Equity instruments
From abroad
In foreign currency
Silicon Graphics Inc.	6003		46		46	46
Other			26		26	26

Subtotal in foreign currency			72	68	72	72

Subtotal Equity instruments			72	68	72	72

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			142	187	142	142

TOTAL GOVERNMENT AND PRIVATE SECURITIES			4,288,787	4,031,954	3,944,237	3,944,237

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2013	12-31-2012
COMMERCIAL PORTFOLIO
Normal performance	17,891,152	17,118,627

Preferred collaterals and counter guaranties “A”	518,437	493,035
Preferred collaterals and counter guaranties “B”	425,603	355,321
Without senior security or counter guaranties	16,947,112	16,270,271
With special follow-up	9,984	9,700

Under observation
Without senior security or counter guaranties	9,984	9,700
With high risk of uncollectibility	11,577	13,814

Preferred collaterals and counter guaranties “B”	525	525
Without senior security or counter guaranties	11,052	13,289
Uncollectible	5,644	3,234

Without senior security or counter guaranties	5,644	3,234

Total	17,918,357	17,145,375

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2013	12-31-2012
CONSUMER AND HOUSING PORTFOLIO
Normal performance	12,918,565	12,402,711

Preferred collaterals and counter guaranties “A”	23,335	17,663
Preferred collaterals and counter guaranties “B”	1,342,408	1,301,807
Without senior security or counter guaranties	11,552,822	11,083,241
Low risk	146,188	126,751

Preferred collaterals and counter guaranties “A”	22	273
Preferred collaterals and counter guaranties “B”	21,491	20,947
Without senior security or counter guaranties	124,675	105,531
Medium risk	98,610	85,765

Preferred collaterals and counter guaranties “B”	8,234	5,575
Without senior security or counter guaranties	90,376	80,190
High risk	60,914	49,172

Preferred collaterals and counter guaranties “B”	13,621	11,616
Without senior security or counter guaranties	47,293	37,556
Uncollectible	11,355	9,759

Preferred collaterals and counter guaranties “B”	4,713	2,888
Without senior security or counter guaranties	6,642	6,871
Uncollectible, classified as such under regulatory requirements	74	112

Without senior security or counter guaranties	74	112

Total	13,235,706	12,674,270

General Total (1)	31,154,063	29,819,645

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2013		12-31-2012
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,318,471	13.86%	4,220,748	14.15%
50 next largest clients	5,282,778	16.96%	5,201,932	17.44%
100 following clients	3,041,812	9.76%	2,887,288	9.68%
Remaining clients	18,511,002	59.42%	17,509,677	58.73%

Total (1)	31,154,063	100.00%	29,819,645	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

		Term remaining to maturity
Description	Past- due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	3,219	—,—	—,—	—,—	—,—	36,095	39,314
Financial sector	—,—	688,039	274,656	283,778	472,740	560,701	58,656	2,338,570
Non financial private sector and residents abroad	65,592	9,322,618	5,849,252	3,850,010	2,508,813	2,923,158	4,256,736	28,776,179

TOTAL	65,592	10,013,876	6,123,908	4,133,788	2,981,553	3,483,859	4,351,487	31,154,063	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 18)

-Stated in thousands of pesos-

								Information about the issuer
Concept		Shares			Amount				Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	03-31-2013	12-31-2012	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local										thousands of pesos
33642192049	BBVA Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,396	15,776	15,328	Stockholder	03-31-2013	6,390	16,265	461
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	8,062	8,973	Pensions fund manager	03-31-2013	65,739	14,960	(4,292)
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	122,193	109,736	Financial institution	03-31-2013	52,178	244,386	24,914
30548590163	BBVA Francés Administradora de Inversiones S.A.Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	62,245	58,620	Investment Fund Manager	03-31-2013	243	65,521	3,816

		Subtotal controlled				208,276	192,657

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	109,692	97,268	Financial Institution	03-31-2013	60,000	274,230	31,059
30598910045	Visa Argentina S.A.	Common	1$	1	1,630,496	6,667	6,667	Services to companies	05-31-2012	15,000	231,208	169,876
30604796357	Banelco S.A.	Common	1$	1	2,574,907	7,666	7,179	Information services	12-31-2012	23,599	62,631	25,777
30690783521	Interbanking S.A.	Common	1$	1	149,556	2,931	2,931	Services	12-31-2011	1,346	84,881	67,511
	Other					278	280
30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	33$	1	20,221	1,289	1,238	Banking institution	12-31-2012	1,376,746	4,064,026	457,466

		Subtotal noncontrolled				128,523	115,563

		Total in financial institutions, supplementary and authorized				336,799	308,220

	IN OTHER COMPANIES
	Non controlled
	Local
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	21,840	19,983	Insurance	03-31-2013	10,651	178,726	38,666
	Foreign
	Other					64	62

		Subtotal non controlled				21,904	20,045

		Total in other companies				21,904	20,045

		Total investments in other companies				358,703	328,265

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 03-31-2013	Net book value at 12-31-2012
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	372,262	149	—,—	—,—	50	5,582	366,829	372,262
Furniture and Facilities	160,032	1,122	(1,577)	—,—	10	5,311	154,266	160,032
Machinery and Equipment	84,864	4,852	1,577	1,859	5	11,578	77,856	84,864
Automobiles	2,283	—,—	(1)	—,—	5	202	2,080	2,283

Total	619,441	6,123	(1)	1,859		22,673	601,031	619,441

OTHER ASSETS
Construction in progress	—,—	3,031	—,—	—,—	—,—	—,—	3,031	—,—
Advances to suppliers of goods	4,356	205	—,—	71	—,—	—,—	4,490	4,356
Works of Art	992	—,—	—,—	—,—	—,—	—,—	992	992
Leased assets	2,342	—,—	—,—	—,—	50	12	2,330	2,342
Property taken as security for loans	1,912	1,281	1	—,—	50	17	3,177	1,912
Stationery and office supplies	8,244	17,340	—,—	14,900	—,—	—,—	10,684	8,244
Other	8,448	—,—	—,—	—,—	50	47	8,401	8,448

Total	26,294	21,857	1	14,971		76	33,105	26,294

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THREE MONTH PERIOD

ENDED MARCH 31, 2013 AND THE FISCAL YEAR ENDED DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

Description	Net book value at beginning of fiscal year	Additions	Amortization for the period
			Years of useful life	Amount	Net book value at 03-31-2013	Net book value at 12-31-2012
Organization and development expenses (1)	117,193	5,959	1 & 5	11,264	111,888	117,193
Organization and development non-deductible expenses	—,—	13,357	—,—	13,357	—,—	—,—

Total	117,193	19,316		24,621	111,888	117,193

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2013		12-31-2012
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	3,553,025	10.16%	3,870,418	11.33%
50 next largest clients	3,289,836	9.41%	3,195,171	9.35%
100 following clients	2,209,707	6.32%	2,148,515	6.29%
Remaining clients	25,910,388	74.11%	24,956,938	73.03%

TOTAL	34,962,956	100.00%	34,171,042	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	31,547,999	2,756,974	502,740	154,873	149	221	34,962,956

Other liabilities from financial transactions
Argentine Central Bank	53,117	—,—	—,—	—,—	—,—	—,—	53,117
Banks and International Institutions	52,003	2,923	—,—	—,—	—,—	—,—	54,926
Unsubordinated corporate bonds	5,307	—,—	148,900	—,—	—,—	—,—	154,207
Financing received from Argentine financial institutions	8,197	—,—	—,—	—,—	—,—	—,—	8,197
Other	1,588,914	1,043	2,336	2,693	3,572	3,387	1,601,945

Total	1,707,538	3,966	151,236	2,693	3,572	3,387	1,872,392

TOTAL	33,255,537	2,760,940	653,976	157,566	3,721	3,608	36,835,348

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE THREE MONTH PERIOD

ENDED MARCH 31, 2013 ANF THE FISCAL YEAR ENDED DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (5)		Reversals	Applications	03-31-2013	12-31-2012
DEDUCTED FROM ASSETS
Government securities
- For impairment value	188	3	(4)	—,—	—,—	191	188
Loans
- Allowance for doubtful loans	497,041	89,079	(1)	—,—	47,173	538,947	497,041
Other receivables from financial transactions
- Allowance for doubtful receivables and impairment	950	—,—	(1)	79	—,—	871	950
Receivables from financial leases
- Allowance for doubtful receivables and impairment	12,400	1,491	(1)	—,—	175	13,716	12,400
Other receivables
- Allowance for doubtful receivables (2)	293,320	67,935		792	13	360,450	293,320

Total	803,899	158,508		871	47,361	914,175	803,899

LIABILITIES-ALLOWANCES
- Contingents commitments (1)	480	5		—,—	—,—	485	480
- Other contingencies	556,937	27,547	(3)	3,787	5,172	575,525	556,937

Total	557,417	27,552		3,787	5,172	576,010	557,417

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).
(3)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.q).
(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

- Government Securities	3
- Loans	1,221
- Other receivables	265

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

SHARES			CAPITAL STOCK
	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
Class			Outstanding	In portfolio
Common	536,877,850	1	536,833	—,—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos

Accounts	03-31-2013							12-31-2012
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS
Cash and due from banks	2,202,300	103,585	2,086,967	1,547	241	481	9,479	2,010,639
Government and private securities	142	—,—	142	—,—	—,—	—,—	—,—	187
Loans	2,170,654	—,—	2,170,654	—,—	—,—	—,—	—,—	2,510,234
Other receivables from financial transactions	61,505	43	61,462	—,—	—,—	—,—	—,—	22,827
Receivables from financial leases	412	—,—	412	—,—	—,—	—,—	—,—	389
Investments in other companies	1,353	—,—	1,353	—,—	—,—	—,—	—,—	1,300
Other receivables	240,535	182	240,353	—,—	—,—	—,—	—,—	244,654
Suspense items	1,064	—,—	1,064	—,—	—,—	—,—	—,—	634

TOTAL	4,677,965	103,810	4,562,407	1,547	241	481	9,479	4,790,864

LIABILITIES
Deposits	3,233,674	54,117	3,179,557	—,—	—,—	—,—	—,—	3,514,335
Other liabilities from financial transactions	529,607	33,096	493,300	817	145	2	2,247	686,905
Other liabilities	31,134	—,—	31,134	—,—	—,—	—,—	—,—	67,643
Suspense items	171	1	170	—,—	—,—	—,—	—,—	869

TOTAL	3,794,586	87,214	3,704,161	817	145	2	2,247	4,269,752

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	991,225	113,190	878,035	—,—	—,—	—,—	—,—	1,014,040
Control	18,559,854	144,861	18,376,878	—,—	468	—,—	37,647	15,796,995

TOTAL	19,551,079	258,051	19,254,913	—,—	468	—,—	37,647	16,811,035

Credit accounts (except contra credit accounts)
Contingent	194,339	11,058	183,281	—,—	—,—	—,—	—,—	217,488
Control	90,497	26,204	64,293	—,—	—,—	—,—	—,—	189,468

TOTAL	284,836	37,262	247,574	—,—	—,—	—,—	—,—	406,956

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			03-31-2013	12-31-2012
1. Loans	1,748,322	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,748,322	1,646,770
- Overdraft	2,131	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,131	5,177
Without senior security or counter guaranty	2,131	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,131	5,177
- Discounted Instruments	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—
Without senior security or counter guaranty	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—
- Real Estate Mortgage and Collateral Loans	941	—,—	—,—	—,—	—,—	—,—	—,—	—,—	941	954
Other collaterals and counter guaranty “B”	941	—,—	—,—	—,—	—,—	—,—	—,—	—,—	941	954
- Consumer	1,618	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,618	1,268
Without senior security or counter guaranty	1,618	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,618	1,268
- Credit Cards	2,434	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,434	1,879
Without senior security or counter guaranty	2,434	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,434	1,879
- Other	1,741,198	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,741,198	1,637,492
Without senior security or counter guaranty	1,741,198	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,741,198	1,637,492
2. Other receivables from financial transactions	22,152	—,—	—,—	—,—	—,—	—,—	—,—	—,—	22,152	22,356
3. Receivables from financial leases and other	74	—,—	—,—	—,—	—,—	—,—	—,—	—,—	74	86
4. Contingent commitments	95,440	—,—	—,—	—,—	—,—	—,—	—,—	—,—	95,440	91,702
5. Investments in other companies and private securities	334,523	—,—	—,—	—,—	—,—	—,—	—,—	—,—	334,523	310,028

Total	2,200,511	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,200,511	2,070,942

Total Allowances	16,425	—,—	—,—	—,—	—,—	—,—	—,—	—,—	16,425	16,652

(1)	Maximum amount granted to related clients during March 2013 and December 2012, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount
Swaps	Financial transactions–own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	19	12	42	1,085,661
Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non-financial sector	122	79	14	47,448
Futures	Financial transactions–own account	Foreign currency	Upon expiration of differences	ROFEX	4	3	1	4,198,760
Futures	Financial transactions–own account	Foreign currency	Upon expiration of differences	MAE	4	3	1	6,797,403
Repo transactions	Financial transactions–own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	376,099

TOTAL								12,505,371

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2013 AND DECEMBER 31, 2012

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2013	12-31-2012
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,855,098	1,879,436
Due from banks and correspondents	5,721,394	6,735,453

Argentine Central Bank (BCRA)	5,601,286	6,597,330
Other local	6,378	746
Foreign	113,730	137,377

	7,576,492	8,614,889

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	1,649,875	1,832,079
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	2,641,160	2,201,676
Investments in listed private securities	59,828	68,115
Less: Allowances	191	188

	4,350,836	4,101,846

C. LOANS:
To government sector (Exhibit 1)	39,314	35,067
To financial sector (Exhibit 1)	1,448,648	1,493,493

Interfinancial – (Call granted)	157,000	162,000
Other financing to local financial institutions	1,058,984	1,127,298
Interest and listed-price differences accrued and pending collection	232,664	204,195
To non financial private sector and residents abroad (Exhibit 1)	29,031,322	27,488,728

Overdraft	6,402,371	5,097,179
Discounted instruments	4,041,005	4,240,993
Real estate mortgage	908,456	877,775
Collateral Loans	2,710,364	2,479,398
Consumer	5,019,563	4,772,798
Credit cards	4,888,590	4,729,243
Other	4,689,035	4,921,690
Interest and listed-price differences accrued and pending collection	448,256	443,065
Less: Interest documented together with main obligation	76,318	73,413
Less: Allowances	570,671	523,857

	29,948,613	28,493,431

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	581,789	537,997
Amounts receivable for spot and forward sales to be settled	442,132	931
Instruments to be received for spot and forward purchases to be settled	38,785	18
Unlisted corporate bonds (Exhibit 1)	2,732	15,973
Non-deliverable forward transactions balances to be settled	26,320	8,834
Other receivables not covered by debtor classification regulations	—,—	404
Other receivables covered by debtor classification regulations (Exhibit 1) (Note 7.b)	153,792	140,218
Less: Allowances	3,805	3,450

	1,241,745	700,925

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	1,205,273	1,108,152
Interest accrued pending collection (Exhibit 1)	20,461	15,316
Less: Allowances	14,596	13,234

	1,211,138	1,110,234

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	110,981	98,506
Other (Note 7.c)	49,844	47,495

	160,825	146,001

G. OTHER RECEIVABLES:
Other (Note 7.d)	1,247,794	1,135,000
Other interest accrued and pending collection	8,561	6,114
Less: Allowances	372,961	306,529

	883,394	834,585

H. PREMISES AND EQUIPMENT:	601,610	619,981

I. OTHER ASSETS:	42,618	34,095

J. INTANGIBLE ASSETS:
Organization and development expenses	112,033	117,331

	112,033	117,331

K. SUSPENSE ITEMS:	10,817	10,811

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.e):	450	450

TOTAL ASSETS:	46,140,571	44,784,579

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2013 AND DECEMBER 31, 2012

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2013	12-31-2012
LIABILITIES:
M. DEPOSITS:
Government sector	1,961,923	2,122,608
Financial sector	28,100	18,787
Non financial private sector and residents abroad	32,982,850	32,023,658

Checking accounts	8,623,662	8,791,731
Savings deposits	9,732,566	9,803,777
Time deposits	13,827,111	12,653,990
Investments accounts	6,454	6,929
Other	640,535	639,281
Interest and listed-price differences accrued payable	152,522	127,950

	34,972,873	34,165,053

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	53,117	51,936

Other	53,117	51,936
Banks and International Institutions	54,081	262,770
Unsubordinated corporate bonds	533,967	649,993
Amounts payable for spot and forward purchases to be settled	38,874	18
Instruments to be delivered for spot and forward sales to be settled	458,455	926
Financing received from Argentine financial institutions	415,185	344,683

Interfinancial (call received)	6,500	20,000
Other financings from local financial institutions	408,677	324,655
Interest accrued payable	8	28
Non-deliverable forward transactions balances to be settled	1,111	928
Other (Note 7.f)	1,680,509	1,939,689
Interest and listed–price differences accrued payable	41,143	34,180

	3,276,442	3,285,123

O. OTHER LIABILITIES:
Fees payable	457	103
Other (Note 7.g)	1,604,771	1,419,077

	1,605,228	1,419,180

P. ALLOWANCES:	665,210	644,962

Q. SUSPENSE ITEMS:	14,716	20,007

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.h):	337	337

TOTAL LIABILITIES:	40,534,806	39,534,662

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	129,677	117,981

STOCKHOLDERS’ EQUITY:	5,476,088	5,131,936

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	46,140,571	44,784,579

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2013	12-31-2012
DEBIT ACCOUNTS
Contingent
- Borrowings (unused balances)	46,350	43,950
- Guaranties received	9,052,163	7,759,627
- Contra contingent debit accounts	850,163	896,169

	9,948,676	8,699,746

Control
- Receivables classified as irrecoverable	404,171	371,935
- Other (Note 7.i)	68,610,082	65,927,867
- Contra control debit accounts	1,081,245	1,642,287

	70,095,498	67,942,089

Derivatives
- “Notional” amount of non-deliverable forward transactions	5,764,197	3,452,819
- Interest rate SWAP	978,110	878,657
- Contra debit derivatives accounts	5,231,966	2,865,678

	11,974,273	7,197,154

For trustee activities
- Funds in trust	6,582	6,585

	6,582	6,585

TOTAL	92,025,029	83,845,574

CREDIT ACCOUNTS
Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	307,313	322,959
- Guaranties provided to the BCRA	115,255	131,094
- Other guaranties given covered by debtor classification regulations (Exhibit 1)	140,228	188,521
- Other guaranties given non covered by debtor classification regulations	190,790	177,080
- Other covered by debtor classification regulations (Exhibit 1)	96,577	76,515
- Contra contingent credit accounts	9,098,513	7,803,577

	9,948,676	8,699,746

Control
- Items to be credited	897,406	1,404,173
- Other	183,839	238,114
- Contra control credit accounts	69,014,253	66,299,802

	70,095,498	67,942,089

Derivatives
- “Notional” amount of non-deliverable forward transactions	5,231,966	2,865,678
- Contra credit derivatives accounts	6,742,307	4,331,476

	11,974,273	7,197,154

For trustee activities
- Contra credit accounts for trustee activities	6,582	6,585

	6,582	6,585

TOTAL	92,025,029	83,845,574

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2013	03-31-2012
A. FINANCIAL INCOME
Interest on cash and due from banks	54	—,—
Interest on loans to the financial sector	70,638	58,957
Interest on overdraft	260,372	152,667
Interest on discounted instruments	164,617	134,566
Interest on real estate mortgage	35,731	30,337
Interest on collateral loans	129,754	82,829
Interest on credit card loans	198,617	140,697
Interest on other loans	474,708	364,656
Interest from other receivables from financial transactions	9,288	9,777
Interest on financial leases	49,812	38,191
Income from secured loans—Decree 1387/01	2,200	1,014
Net income from government and private securities	177,154	149,270
Net income from options	—,—	1,021
Indexation by CER	38,809	32,144
Gold and foreign currency exchange difference	55,771	44,184
Other	74,689	53,904

	1,742,214	1,294,214

B. FINANCIAL EXPENSE
Interest on savings deposits	3,154	2,866
Interest on time deposits	461,108	395,694
Interest on interfinancial financing (call received)	382	1,141
Interest on other financing from financial institutions	17,908	9,973
Interest on other liabilities from financial transactions	34,610	27,265
Other interest	1,415	3,273
Indexation by CER	35	48
Contribution to the deposit guaranty fund	14,661	12,684
Other	104,896	59,354

	638,169	512,298

GROSS INTERMEDIATION MARGIN – GAIN	1,104,045	781,916

C. ALLOWANCES FOR LOAN LOSSES	94,100	58,881

D. SERVICE CHARGE INCOME
Related to lending transactions	296,121	202,146
Related to liability transactions	255,521	206,207
Other commissions	28,027	27,002
Other (Note 7.j)	173,391	119,676

	753,060	555,031

E. SERVICE CHARGE EXPENSE
Commissions	137,188	89,427
Other (Note 7.k)	71,198	48,413

	208,386	137,840

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2013	03-31-2012
F. ADMINISTRATIVE EXPENSES
Payroll expenses	526,385	413,724
Fees to Bank Directors and Supervisory Committee	1,058	570
Other professional fees	14,112	9,835
Advertising and publicity	46,867	25,364
Taxes	76,449	50,194
Fixed assets depreciation	22,701	18,408
Organizational expenses amortization	11,273	8,737
Other operating expenses	124,811	94,727
Other	96,502	70,979

	920,158	692,538

NET GAIN FROM FINANCIAL TRANSACTIONS	634,461	447,688

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(11,697)	(7,189)

G. OTHER INCOME
Income from long-term investments	14,802	11,152
Punitive interests	2,863	1,872
Loans recovered and reversals of allowances	22,568	16,670
Other (Note 7.l)	83,534	132,903

	123,767	162,597

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	9	15
Charge for uncollectibility of other receivables and other allowances	96,827	94,290
Amortization of difference arising from judicial resolutions	13,357	3,594
Depreciation and losses from miscellaneous assets	76	110
Other	11,285	8,993

	121,554	107,002

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	624,977	496,094

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	280,825	255,576

NET INCOME FOR THE PERIOD	344,152	240,518

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(ART. 33 OF LAW Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2013	03-31-2012
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	9,048,450 (1)	6,618,270 (1)
Cash and cash equivalents at the end of the period	8,064,658 (1)	6,910,323 (1)

Net (decrease) / increase in cash and cash equivalents	(983,792)	292,053

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	(57,216)	(75,727)
- Loans	46,436	477,078

to financial sector	113,314	(59,714)
to non-financial public sector	(2,600)	7,762
to non-financial private sector and residents abroad	(64,278)	529,030
- Other receivables from financial transactions	(52,129)	(33,087)
- Receivables from financial leases	(100,904)	8,167
- Deposits	211,226	74,066

to financial sector	9,313	(11,819)
to non-financial public sector	(160,756)	194,303
to non-financial private sector and residents abroad	362,669	(108,418)
- Other liabilities from financial transactions	(261,299)	51,138

Financing from financial or interfinancial sector (call received)	(13,500)	(88,000)
Others (except liabilities included in Financing Activities)	(247,799)	139,138
Collections related to service charge income	753,625	549,779
Payments related to service charge expense	(203,167)	(136,681)
Administrative expenses paid	(845,215)	(667,069)
Organizational and development expenses paid	(8,246)	(6,580)
Net collections from punitive interest	2,500	1,666
Differences from judicial resolutions paid	(3,734)	(3,594)
Collections of dividends from other companies	2,083	21
Other collections related to other income and expenses	101,786	149,135

Net cash flows (used in) / provided by operating activities	(414,254)	388,312

Investment activities
Net (payments) / collections from premises and equipment	(4,330)	19,263
Net payments from other assets	(8,599)	(2,037)
Collections from sales of ownership interests in other companies	—,—	14,733
Other payments from investment activities	(139,802)	(70,683)

Net cash flows used in investment activities	(152,731)	(38,724)

Financing activities
Net collections / (payments) from:
- Unsubordinated corporate bonds	(116,026)	239,700
- Argentine Central Bank	1,159	(960)

Other	1,159	(960)
- Banks and international agencies	(208,689)	(59,255)
- Financing received from local financial institutions	84,022	(19,627)
Other payments from financing activities	(177,327)	(217,393)

Net cash flows used in financing activities	(416,861)	(57,535)

Financial results and results from holdings of cash and cash equivalents (including interest)	54	—,—
Net (decrease) / increase in cash and cash equivalents	(983,792)	292,053

(1)	See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2013, PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2012, AND THE STATEMENTS OF INCOME

AND CASH AND CASH EQUIVALENTS FLOW AS OF MARCH 31, 2012

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement Nr. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated—line by line – its balance sheets as of March 31, 2013 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the three month periods ended March 31, 2013 and 2012, as per the following detail:

–	As of March 31, 2013:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the three month periods ended March 31, 2013 and 2012.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the nine month period ended March 31, 2013 and 2012.

–	As of December 31, 2012:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2012.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2012.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a three month period ended on March 31, 2013 and 2012.

Interests in subsidiaries as of March 31, 2013 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		03-31-2013	12-31-2012	03-31-2013	12-31-2012	03-31-2013	12-31-2012
BBVA Francés Valores Soc. de Bolsa S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of March 31, 2013 and the end of the previous fiscal year and net income balances for the three month periods ended March 31, 2013 and 2012, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	03-31-2013	12-31-2012	03-31-2013	12-31-2012	03-31-2013	12-31-2012	03-31-2013	03-31-2012
BBVA Francés Valores Soc. de Bolsa S.A.	20,429	19,583	4,164	3,780	16,265	15,803	461	948
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	106,773	106,381	91,813	89,731	14,960	16,650	(1,690)	175
PSA Finance Argentina Cía Financiera S.A.	2,180,939	1,924,231	1,936,553	1,704,759	244,386	219,472	24,914	14,111
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	72,272	66,619	6,751	4,914	65,521	61,705	3,816	2,461

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (SSN) and the main differences with the professional accounting standards in force in Argentina:

The items included under the captions Other subsidiaries’ assets and Other subsidiaries’ liabilities were valued in accordance with the regulations of the SSN.

b)	Arising from the application of the accounting standards laid down by BCRA and the professional accounting standards in force in Argentina:

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 10,695 and 10,636 as of March 31, 2013 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425-Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days, although this ruling is not yet final.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03-31-2013	12-31-2012
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	6,898	7,677
BBVA Francés Valores Sociedad de Bolsa S.A.	488	475
PSA Finance Argentina Cía Financiera S.A.	122,193	109,736
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	98	93

Total	129,677	117,981

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores Sociedad de Bolsa S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 as of March 31, 2013 and the end of the previous fiscal year. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-2013	12-31-2012	03-31-2012	12-31-2011
a) Cash and due from banks	7,575,585	8,613,997	6,687,489	6,353,428
b) Goverment securities	117,073	102,453	105,334	85,342
c) Loans to financial sectors, call granted maturity date less than three months as from the end of each each period or fiscal year	372,000	332,000	117,500	179,500

CASH AND CASH EQUIVALENTS	8,064,658	9,048,450	6,910,323	6,618,270

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each period or fiscal year.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	03-31-2013	12-31-2012
a) GOVERNMENT AND PRIVATE SECURITIES
* Holdings booked at fair value
Secured Bonds due in 2020	980,605	932,463
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	509,292	731,702
Secured Bonds due in 2018	153,186	151,422
Discount Bonds in pesos	—,—	10,560
Other	6,792	5,932

Total	1,649,875	1,832,079

	03-31-2013	12-31-2012
* Holdings booked at amortized cost
Other	164	164

Total	164	164

* Instruments issued by the BCRA
BCRA Bills (LEBAC)	2,641,160	2,201,676

Total	2,641,160	2,201,676

* Investments in listed private securities
FBA Ahorro Pesos Investment Fund	43,008	55,329
HF Pesos Plus – Clase I Investment Fund	8,917	6,751
FBA Renta Pesos Investment Fund	7,276	4,583
Other	627	1,452

Total	59,828	68,115

- Allowances	(191)	(188)

Total	4,350,836	4,101,846

b) OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS – Other receivables covered by debtor classification regulations
Fees receivable	127,252	122,346
Other	26,540	17,872

Total	153,792	140,218

c) INVESTMENTS IN OTHER COMPANIES – Other
In companies - supplementary activities	27,940	27,450
In other companies-unlisted	21,904	20,045

Total	49,844	47,495

	03-31-2013	12-31-2012
d) OTHER RECEIVABLES – Other
Tax prepayments	343,823	272,860
Guarantee deposits	305,679	290,105
Miscellaneous receivables	249,610	211,222
Loans to personnel	187,274	188,260
Prepayments	153,746	163,941
Other	7,662	8,612

Total	1,247,794	1,135,000

e) OTHER SUBSIDIARIES’ ASSETS
Other related to pension fund management business	450	450

Total	450	450

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other
Accounts payable for consumption	705,403	757,046
Other withholdings and collections at source	261,903	418,198
Collections and other operations for the account of third parties	239,035	258,616
Money orders payable	175,231	197,243
Social security payment orders pending settlement	59,204	7,547
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	43,154	46,520
Pending Banelco debit transactions	30,595	105,288
Loans received from Interamerican Development Bank (IDB)	6,782	8,204
Other	159,202	141,027

Total	1,680,509	1,939,689

g) OTHER LIABILITIES – Other
Accrued taxes	740,718	562,448
Miscellaneous payables	422,831	476,876
Accrued salaries and payroll taxes	345,814	304,845
Amounts collected in advance	93,716	73,173
Other	1,692	1,735

Total	1,604,771	1,419,077

h) OTHER SUBSIDIARIES’ LIABILITIES
Other related pension fund management business	337	337

Total	337	337

	03-31-2013	12-31-2012
i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other
Securities representative of investment in escrow on behalf of the Guarantee
Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	42,521,634	41,951,890
Items in safekeeping	22,504,608	20,096,342
Checks not yet credited	2,660,831	2,756,890
Collections items	450,250	495,183
Checks drawn on the Bank pending clearing	337,046	515,628
Other	135,713	111,934

Total	68,610,082	65,927,867

	03-31-2013	03-31-2012
j) SERVICE CHARGE INCOME – Other
Commissions for hiring of insurances	75,405	56,646
Commissions for loans and guaranties	35,945	17,700
Rental of safe-deposit boxes	24,439	22,015
Commissions for escrow	6,220	3,021
Commissions for transportations of values	5,044	4,022
Commissions for salary payment	2,217	2,321
Commissions for capital market transactions	2,173	833
Commissions for trust management	238	196
Other	21,710	12,922

Total	173,391	119,676

k) SERVICE CHARGE EXPENSE – Other
Turn-over tax	54,592	35,518
Insurance paid on lease transactions	10,750	7,708
Other	5,856	5,187

Total	71,198	48,413

l) OTHER INCOME – Other
Deferred income tax (1)	65,100	79,000
Interest on loans to personnel	6,986	6,478
Related parties expenses recovery	4,669	4,146
Income from the Credit Card Guarantee Fund	2,623	4,067
Rent	332	379
Gain from the sale of premises and equipment and other assets	43	36,902
Other	3,781	1,931

Total	83,534	132,903

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2013	12-31-2012
COMMERCIAL PORTFOLIO
Normal performance	17,027,877	16,291,376

Preferred collaterals and counter guaranties “A”	518,437	493,035
Other collaterals and counter guaranties “B”	439,405	367,656
Without senior security or counter guaranties	16,070,035	15,430,685
With special follow-up	9,984	9,700

Under to an observation
Without senior security or counter guaranties	9,984	9,700
With high risk of uncollectibility	11,577	13,814

Other collaterals and counter guaranties “B”	525	525
Without senior security or counter guaranties	11,052	13,289
Uncollectible	5,644	3,234

Without senior security or counter guaranties	5,644	3,234

Total	17,055,082	16,318,124

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2013	12-31-2012
CONSUMER AND HOUSING PORTFOLIO
Normal performance	14,982,332	14,220,071

Preferred collaterals and counter guaranties “A”	23,335	17,663
Other collaterals and counter guaranties “B”	3,169,937	2,973,466
Without senior security or counter guaranties	11,789,060	11,228,942
Low risk	194,861	168,524

Preferred collaterals and counter guaranties “A”	22	273
Other collaterals and counter guaranties “B”	67,321	59,976
Without senior security or counter guaranties	127,518	108,275
Medium risk	114,691	97,866

Other collaterals and counter guaranties “B”	22,955	16,776
Without senior security or counter guaranties	91,736	81,090
High risk	76,671	63,049

Other collaterals and counter guaranties “B”	27,607	23,852
Without senior security or counter guaranties	49,064	39,197
Uncollectible	21,901	17,145

Other collaterals and counter guaranties “B”	13,602	8,877
Without senior security or counter guaranties	8,299	8,268
Uncollectible, classified as such under regulatory requirements	122	163

Other collaterals and counter guaranties “B”	47	50
Without senior security or counter guaranties	75	113

Total	15,390,578	14,566,818

General Total (1)	32,445,660	30,884,942

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying interim financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of March 31, 2013 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the three-month period then ended, with their notes 1 to 18 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the accompanying consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of March 31, 2013 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the three-month period then ended, with their notes 1 to 7 (note 2 describe a summary of significant accounting policies) and the supplemental Exhibit 1.

The interim financial statements and certain related supplemental information detailed in paragraphs a) and b) above, are presented for comparative purposes with the financial statements (both stand-alone and the consolidated financial statements) and supplemental information for the year ended December 31, 2012 and for the three-month period ended March 31, 2012.

The Bank is responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. It is also responsible for the existence of internal control considered necessary to enable the presentation of financial statements free from material misstatement. Our responsibility is to issue a limited review report on such interim financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was conducted in accordance with standards set forth by Technical Pronouncement Nr. 7 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the balance sheet position of the Bank as of March 31, 2013, on the results of its operations, the changes in its stockholders´equity and its cash and cash equivalents flow for the three-month period then ended.

3.	Explanatory paragraph

The interim stand-alone and consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, we are in position to report that:

a)	the interim financial statements of BBVA Francés both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

Our Independent Auditors´ Report on the financial statements for the year ended December 31, 2012, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such fiscal year, was issued on February 7, 2013 and was qualified due to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

Our Independent Auditors´ Limited Review Report on the interim financial statements for the three-month period ended March 31, 2012, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such interim period, was issued on May 10, 2012, including an observation originated in certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 18 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of B.C.R.A. and the Argentine professional accounting standards, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, May 9, 2013.

ROXANA M. FIASCHE

Partner

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: May 17, 2013	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer